August 8, 2007

Mail Stop 4561

Mr. Robert F. Lowe
President and Chief Executive Officer
LSB Bancshares, Inc.
One LSB Plaza
Lexington, NC 27293

> **RE: LSB Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **File No. 000-11448**

Dear Mr. Lowe:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Paul Cline
Senior Accountant